Exhibit 8.1

List of Subsidiaries

Parent
Dogness (International) Corporation	(British Virgin Islands)

Subsidiaries:

Dogness Overseas, Ltd	(British Virgin Islands)
Jiasheng Enterprise (Hong Kong) Co., Ltd.	(Hong Kong)
Dogness (Hongkong) Pet’s Products Co., Limited	(Hong Kong)
Zhangzhou Meijia Metal Products Co., Ltd	(People’s Republic of China)
Dogness Group LLC	(Delaware)
Dogness Intelligence Technology (Dongguan) Co., Ltd.	(People’s Republic of China)
Dongguan Jiasheng Enterprise Co., Ltd.	(People’s Republic of China)
Dogness Intelligence Technology Co., Ltd (58% subsidiary)	(People’s Republic of China)
Dogness Japan Co. Ltd. (51% subsidiary)	(Japan)
Dogness Pet Culture (Dongguan) Co., Ltd. (51.2% subsidiary)	(China)